KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                             Chartered Accountants
                            3160 Steeles Avenue East
                                Markham, Ontario

December 11, 2003

Genterra Inc.
106 Avenue Road
Toronto, Ontario
M5R 2H3

Attention: Mr. Stanley Abramowitz

Dear Mr. Abramowitz:

Re: Amalgamation of Genterra Investment Corporation and Mirtronics Inc.

We were requested to provide the following opinion as to the material U.S. federal and Canadian federal income tax implications to shareholders of
Mirtronics Inc. and Genterra Investment Corporation resulting from the amalgamation of the two corporations to form Genterra Inc.

It is impossible to predict all the different possibilities of the composition of the shareholders. As such, the discussion that follows should be applicable to most shareholders.

FACTS AND ASSUMPTIONS

The facts as we understand them and the assumptions that we made are based on factual representation provided by Mirtronics Inc. and Genterra Investment Corporation and are as follow:

Facts:

1. The facts are set out in the Amendment Number 8 to the Registration Statement on Form F4 filed on December 11, 2003 and this opinion speaks to the day hereof.

2. Both corporations are taxable Canadian corporations resident in Canada as defined in the Income Tax Act (Canada).

Assumptions:

3. No U.S. shareholder of the predecessor corporation owns actually and constructively 5% or more of either the total voting power or total value of the common shares of the entity existing after the amalgamation.

4.   The shares of both corporations are held as capital assets.


U.S. FEDERAL INCOME TAX CONSEQUENCES FROM THE AMALGAMATION

General

The merger will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Internal Revenue Code (hereafter the I.R.C. or Code) Section 368(a). U.S. shareholders of Mirtronics Inc. who exchange their stock solely for shares in Genterra Inc. will not recognize a gain or a loss, except to the extent of cash received in lieu of a fractional share in Genterra Inc. However, there may be circumstances under I.R.C. 367 where U.S. shareholders may recognize a gain or a loss as a result of this transaction. These circumstances are discussed below.

The aggregate tax basis of the shares in Genterra Inc. entity received by a U.S. shareholder in the merger will be the same as the aggregate adjusted tax basis of the shares of Mirtronics Inc. surrendered in the exchange, reduced by any tax basis allocable to a fractional share for which cash is received. The holding period in the new stock received by the U.S. shareholder is deemed to begin with the holding period of the stock surrendered, i.e., there is a carryover holding period.

Shareholders Owning More than 5%

A U.S. shareholder of Mirtronics Inc. who owns actually and constructively 5% or more of either the total voting power or total value of the common shares of Genterra Inc. after the merger and fails to enter into a gain recognition agreement will have to recognize a gain or loss under I.R.C. 367.

A gain recognition agreement is a statement filed on a timely basis with the Internal Revenue Service in accordance with Treasury Regulation Section 1.367(a)-8. A gain recognition agreement would require the 5% U.S. shareholder to recognize a gain (but not a loss), in whole or in part, with respect to the exchange of stock pursuant to the merger, if within 60 months following the close of the taxable year of the merger, Genterra Inc. were to sell substantially all of its assets, even though the 5% U.S. shareholder has not disposed of any of Genterra Inc.'s shares.

The 5% U.S. shareholder would also be required to recognize a gain if such shareholder were to cease to be a U.S. person during the sixty month period described above. In such events, the 5% U.S. shareholder may also be required to pay the Internal Revenue Service interest from the date the 5% U.S. shareholder filed his or her tax return with respect to the taxable year of the U.S. shareholder in which the merger occurs.

Shareholders in this particular situation should consult their own tax advisors as to their income tax implications of this reorganization.

Receipt of Cash Payment is Lieu of a Fractional Share

A cash payment received by a U.S. shareholder in lieu of a fractional share in Genterra Inc. will result in the recognition of capital gain or loss. The capital gain or loss is measured by the difference between the cash payment received and the portion of the aggregate adjusted tax basis of the stock surrendered that is allocable to such fractional share. Dissenting Shareholders

The U.S. income tax implications above are applicable only in circumstances where shareholders receive only shares (and cash for a fractional share) in exchange for their Mirtronics Inc shares. For dissenting shareholders, who will receive cash for their shares, the aforementioned discussion is not applicable. These shareholders will have a disposition for income tax purposes and will not be able to defer their gains.

DISCUSSION OF THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES FROM THE AMALGAMATION

Canadian Resident Shareholders of Mirtronics

General

The Income Tax Act (Canada) currently provides that upon the conversion of shares of Mirtronics Inc. shares into shares of the Genterra Inc., Canadian resident shareholders of Mirtronics Inc. shall receive a tax free "rollover", provided the shares being exchanged are capital assets in the hands of the shareholder. This means that any Canadian resident shareholder, for whom the shares of Mirtronics are capital property, will be deemed to have disposed of his shares of Mirtronics Inc. at his adjusted cost base of such shares and will be deemed to have acquired his shares in Genterra Inc. at the same cost, thus yielding no capital gain or loss consequences, at that time.

Dissenting Shareholders

A dissenting shareholder who receives a cash payment from Genterra Inc. equal to the fair value of his Mirtronics Inc. shares will be regarded as having disposed of such shares for proceeds of disposition equal to the amount of such payment.

Receipt of Cash Payment in Lieu of a Fractional Share

It is Canada Custom and Revenue Agency's administrative position that a shareholder who, in lieu of a fraction of a share, receives cash, other property or both the total amount or value of which does not exceed $200 (in Canadian funds), may, ignore the computation of any gain or loss on the partial disposition, and reduce the adjusted cost base of the shares received on the amalgamation by such total amount or value.

Thus, such a shareholder must compute the gain or loss only when the amount or value of cash or other property received exceeds $200. Where the amount or value of cash or other property received does not exceed $200, the taxpayer may include the gain or loss in the computation of income if the shareholder prefers to do so.

All shareholders, including non-resident shareholders, should consult their own tax advisors for specific advice on the tax consequences to them of the amalgamation.

U.S. Resident Shareholders of Mirtronics Inc.

The merger will be treated for Canadian income tax purposes as an "amalgamation" within the meaning of Section 87 of The Income Tax Act (Canada).

The Income Tax Act (Canada) currently provides that upon the conversion of shares of Mirtronics Inc. into shares of Genterra Inc., U.S. resident shareholders of Mirtronics Inc. shall be deemed to have disposed of their shares in Mirtronics Inc. at their adjusted cost base of such shares and will be deemed to have acquired their shares in Genterra Inc. at the same cost, thus yielding no capital gain or loss consequences, at that time. In order to qualify for this "tax deferred" treatment the shares must meet all of the following criteria:

     1.   The shareholder must own shares of Mirtronics Inc.

     2.   The shares must be held as a capital property by the shareholder.

     3. The only consideration received by the shareholder for the shares of Mirtronics Inc. is shares of Genterra Inc.

Genterra Inc.'s shares will continue to retain the same tax attributes as the shares that were exchanged.

Dissenting Shareholders

A dissenting shareholder who receives a cash payment from Genterra Inc. equal to the fair value of his Mirtronics Inc. shares will be deemed to have disposed of his Mirtronics Inc. shares. Since the shares of Genterra Inc. are public company shares, any gain or loss realized on disposition will not be taxable in Canada.

Please note that this opinion is not exhaustive of all possible U.S. and Canadian federal income tax considerations applicable to the merger. The income and other tax consequences of the merger may vary depending on the shareholder's particular circumstances, including the state, province and local jurisdiction in which the shareholder resides and/or conducts business.

Accordingly, this opinion is not intended to be legal or tax advice to any shareholders who are a party to the merger. All shareholders involved in the merger are cautioned to consult their own independent professional tax advisor as to the specific tax consequences of the merger in light of their personal tax status.

If you have any questions, or should you require any further information, please do not hesitate to contact us. We will be pleased to assist you in any way possible.

Yours very truly,
KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP